UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-13868

In the matter of:	x
Northern Trust Investments, Inc.;	:
FlexShares Trust; and	:
Foreside Fund Services, LLC	x

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Please send all communications to:

Peter K. Ewing	Foreside Fund Services, LLC
Craig R. Carberry, Esq.	Two Portland Square, First Floor
Northern Trust Investments, Inc.	Portland, ME 04101
50 S. LaSalle Street
Chicago, IL 60603

Diana E. McCarthy, Esq.

Veena K. Jain, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, Pennsylvania 19103-6996

Page 1 of 44 Pages, including Exhibits

Exhibit Index appears on Page 38

As filed with the Securities and Exchange Commission on August 8, 2011

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In this amended and restated application (“Application”), Northern Trust Investments, Inc.1 (the “Adviser”), FlexShares Trust2, a Maryland statutory trust (the “Trust”) and Foreside Fund Services, LLC (“Foreside,” and collectively with the Adviser and the Trust, the “Applicants”) apply for and request an order (“Order”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act. Applicants are seeking the Order to permit the Trust to create and operate an actively-managed series of the Trust (“Initial Fund”) that offers exchange-traded shares (“Shares”) with limited redeemability (“ETF Relief”).

Applicants request that the ETF Relief requested herein apply to future series of the Trust or of other open-end management investment companies that (a) utilize active management investment strategies, (b) are advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, and (c) comply with the terms and conditions of the Order (“Future Funds”). The Initial Fund and Future Funds together are the “Funds.” Each Fund will operate as an exchange-traded fund (“ETF”).3

Shares of each Fund will be purchased from the Trust only in large aggregations of a specified number referred to as a “Creation Unit.” Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the Act (the “Stock Exchange”). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

The Applicants are also requesting the Order under section 12(d)(1)(J) of the Act to provide relief from the limitations set forth in Section 12(d)(1)(A) and (B) to the extent necessary to: (i) allow certain registered investment companies to acquire Shares of certain Funds in excess of the limits set forth in Section 12(d)(1)(A) and (B) subject to the conditions set forth herein; and (ii) allow the Funds to operate in a master feeder structure.

Specifically, the Applicants request that the Order permit certain investment companies registered under the Act to acquire Shares of Funds beyond the limitations in Section 12(d)(1)(A) and permit certain Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the law, the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B) (“Fund of Funds Relief”). Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) for Fund of Funds Relief apply to: (1) any registered investment company or unit investment trust that is currently or subsequently part of the same “group of investment companies” as the Funds4 as well as any principal underwriter for the Funds and any Brokers selling

[1]	Prior to converting to an Illinois state bank on December 30, 2010, the Adviser was a national banking association named Northern Trust Investments, N.A.
[2]	NT ETF Trust was renamed FlexShares Trust effective April 12, 2011.
[3]	Each Fund will comply with the disclosure requirements adopted by the Securities and Exchange Commission (the “Commission”) in Investment Company Act Release No. 28584 (Jan. 13, 2009) before offering shares.
[4]	“Same group of investment companies” as used in the Application refers to the definition in Section 12(d)(1)(G)(ii) of the Act.

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Shares of a Fund to a Purchasing Fund (as defined below); and (2) each management investment company or unit investment trust registered under the Act that is not part of the same “group of investment companies” as the Funds and that enters into a FOF Participation Agreement (defined below) with a Fund (such management investment companies are referred to herein as “Purchasing Management Companies,” such unit investment trusts are referred to herein as “Purchasing Trusts,” and Purchasing Management Companies and Purchasing Trusts are included in the defined term “Purchasing Funds”). Purchasing Funds do not include the Funds. This relief would permit the Purchasing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Purchasing Funds beyond the limitations mandated by Section 12(d)(1)(B). This relief would not apply to any Fund that is, either directly or through a master-feeder structure, acquiring securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits in Section 12(d)(1)(A) of the Act.5

In addition, the Applicants also request that the Order permit the Funds to acquire shares of other registered investment companies managed by the Adviser having substantially the same investment objectives as the Funds (“Master Funds”) beyond the limitations in Section 12(d)(1)(A) and permit the Master Funds, and any principal underwriter for the Master Funds, to sell shares of the Master Funds to the Funds beyond the limitations in Section 12(d)(1)(B) (“Master-Feeder Relief”). As discussed in more detail below, the Applicants believe that the Funds may rely on the exemption provided in Section 12(d)(1)(E); however, this exemption may be unavailable to the Funds should the Funds engage in in-kind securities transactions with investors and the Master Funds. As a result, the Applicants are requesting an exemption from Section 12(d)(1)(A) and (B) to the extent necessary to perform in-kind transactions in a master-feeder structure. Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) for Master-Feeder Relief apply to any registered investment company or unit investment trust that is currently or subsequently part of the same “group of investment companies” as the Funds as well as any principal underwriter for the Funds selling shares of a Master Fund to a Fund.

All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. A Purchasing Fund may rely on the Order only to invest in Funds and not in any other registered investment company.

Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Purchasing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

[5]

The Adviser has obtained an exemptive order permitting certain investment companies advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser, to acquire shares of other registered open-end management investment companies and unit investment trusts that are within and outside the same group of investment companies (“Prior Order”). None of the Funds will rely on the Prior Order to acquire shares of other registered open-end management investment companies and unit investment trusts. Northern Institutional Funds et al., Investment Company Act Release Nos. 28119 (Jan. 16, 2008) (notice) and 28149 ( Feb. 12, 2008) (order).

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I.	Actively-Managed ETFs

A.	The Applicants

1.	FlexShares Trust and the Funds

The Trust is a statutory trust organized under the laws of Maryland and is registered with the Commission as an open-end management investment company. The Trust is overseen by a board of directors (the “Board”), which will maintain the composition requirements of Section 10 of the Act. The Trust is organized as a series fund with multiple series.6 The Initial Fund will be a series of the Trust. The Trust will file a Registration Statement for the purpose of registering the Initial Fund under the Securities Act of 1933 (the “Securities Act”). Each Fund (or its respective Master Fund, if any) may invest in, among other things, foreign and domestic equity securities, including depositary receipts as described herein and shares of other investment companies, including ETF shares and other exchange traded products that are not registered under the Act, which may or may not be sponsored or advised by the Adviser or one of its affiliates, in foreign and domestic fixed income securities, including mortgage- or asset-backed securities and “to-be-announced transactions” or “TBA Transactions,”7 forward commitment transactions, currencies, money market instruments, and cash and cash equivalents, certain of which may settle in securities markets outside the United States, including in emerging markets. Neither the Initial Fund nor any Future Fund (or its respective Master Fund, if any) relying on the Order will invest in options contracts, futures contracts, or swap agreements. Each Fund (or its respective Master Fund, if any) intends to maintain the required level of diversification, and otherwise conduct its operations, so as to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (“Code”). All investments will be made in accordance with the relevant Fund’s investment objective and the requirements of the Act and rules thereunder.

2.	Northern Trust Investments, Inc.

The Adviser is an Illinois state banking corporation with its principal office in Chicago, Illinois. The Adviser, registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), is a subsidiary of The Northern Trust Company, which is a subsidiary of Northern Trust Corporation8.The Adviser will be the investment adviser to the Initial Fund.

[6]	The Applicants have separately requested an order to supersede a prior order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act to permit the Trust to create and operate series that offer exchange-traded shares with limited redeemability and whose performance will correspond generally to the performance of a specified index. For the prior order, see NETS Trust, et al., Investment Company Act Rel. Nos. 28166 (Feb. 25, 2008) (notice) and 28195 (March 17, 2008) (order).
[7]	A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.
[8]	The Adviser has adopted a Code of Ethics, as required by Rule 17j-1 of the Act and Rule 204A-1 of the Advisers Act. The Adviser has adopted Policies and Procedures on Insider Information as required under Section 204A of the Advisers Act, which are reasonably designed, taking into account the nature of their businesses, to prevent the misuse of material non-public information in violation of the Advisers Act or the Exchange Act, and the rules and regulations thereunder.

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Subject to approval by the Board, the Adviser, or any entity controlling, controlled by or under common control with the Adviser (also referred to herein as an “Adviser”) will advise the Funds. The Adviser may enter into sub-advisory agreements with one or more investment advisers to serve as subadviser(s) to a Fund (each, a “Subadviser”). Any Subadviser will be registered under the Advisers Act.

3.	Foreside Fund Services, LLC

The Trust will enter into a distribution agreement with one or more distributors. The distributor for the Initial Fund is expected to be Foreside Fund Services, LLC (“Foreside”), a Delaware limited liability company with its principal office and place of business at 3 Canal Plaza, Portland, Maine 04101. Foreside is, and each distributor for a Future Fund will be, a Broker and will act as distributor and principal underwriter (in such capacity, the “Distributor”) of one more of the Funds. Each Distributor will distribute Shares on an agency basis. No Distributor is or will be affiliated with any Exchange. The Distributor will comply with the terms and conditions of this Application. The Distributor of any Fund may be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Adviser or any Subadviser.9

B.	The Funds and their Investment Objectives

1.	The Initial Fund

The Initial Fund is anticipated to be a domestic fixed-income fund that will seek as high a level of current income as is consistent with the preservation of capital and liquidity.

In an effort to preserve transparency, the Initial Fund will provide market participants information regarding any such change in portfolio composition T+1, the first day that such security would be reflected in the Initial Fund’s net asset value (“NAV”).

The Initial Fund intends to qualify as a RIC under the Code. Each Fund’s investment objectives, policies and investment strategies will be fully disclosed in its prospectus (“Prospectus”) and/or statement of additional information (“SAI”) as required by Form N-1A.

2.	Future Funds

The Future Funds may invest, either directly or through a Master Fund, in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets. Funds that invest, either directly or through a Master Fund, in foreign equity and/or fixed income securities are “Foreign Funds.” Funds that invest, either directly or through a Master Fund, in foreign and domestic equity securities are “Global Equity Funds.” Funds that invest in foreign and domestic fixed income securities, either directly or through a Master Fund, are “Global Fixed Income Funds” (and together with the Global Equity Funds, “Global Funds”). The term “Domestic Funds” includes any Equity Fund or Fixed Income Fund that invests, either directly or through a Master Fund, in domestic equity and/or fixed income securities.

A Future Fund may invest in a Master Fund instead of directly holding underlying securities. Applicants may structure certain Funds as feeder funds in a master-feeder structure (“Feeder Funds”) for

[9]	Applicants request that the Order also apply to any Distributor to the Funds for so long as the Distributor continues to comply with the terms and conditions of this Application.

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several reasons. For example, such a structure could generate economies of scale and tax efficiencies for shareholders of all series of the Master Fund that could not otherwise be realized. In a master-feeder structure, the Master Fund – rather than the Feeder Fund – would generally invest the portfolio in compliance with the Order. There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

Each Fund may invest in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”), including American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). Depositary Receipts are typically issued by a financial institution (a “Depositary”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the Depositary.10 A Fund will not invest in any Depositary Receipts that the Adviser or Subadviser deems to be illiquid or for which pricing information is not readily available.

3.	Benefits of Funds to Investors

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of depositing a particular portfolio of securities (“Deposit Securities”) designated by the Adviser, together with the deposit of a specified cash payment (“Cash Component,” and together with the Deposit Securities, a “Fund Deposit”) and creating a Creation Unit to be broken down into individual Shares. As described below, the Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their NAV should ensure that the Shares will not trade at a material discount or premium in relation to their NAV. Applicants also expect that the lead market makers (“LMMs”) and or designated liquidity providers (“DLPs,” and together with LMMs, “Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. Applicants believe that the Funds will be particularly attractive to institutional and retail investors seeking returns in excess of market indexes.

The Funds can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; are relatively tax-efficient investment vehicles to the extent that the Funds can minimize capital gains by eliminating from the portfolio low cost basis stocks through the in-kind redemption process; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and immediately reinvest dividends received on portfolio securities.

[10]	With respect to ADRs, the Depositary is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933 (“Securities Act”) on Form F-6. ADR trades occur either on a Stock Exchange or off-exchange. Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depositary may be foreign or a U.S. entity, and the Underlying Securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any Subadviser will serve as the Depositary for any Depositary Receipts held by a Fund.

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4.	Benefits of Section 12(d) Relief

If Section 12(d)(1)(A) and (B) Fund of Funds Relief is granted, Applicants expect that Funds would be used as an investment management tool to employ specific investment strategies. Shares of Funds may provide Purchasing Funds with an easy way to gain instant exposure to a variety of market segments through a single, relatively low cost transaction. Shares also are extremely flexible investment tools. For example, a Purchasing Fund could use Shares to quickly and easily: (1) invest cash in a liquid instrument that has a high correlation to the Purchasing Funds’ benchmark, while at the same time maximizing the potential to outperform the benchmark; (2) effectively manage cash flows thus enabling the Purchasing Fund to stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4) immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles. In addition, if the Section 12(d)(1)(A) and (B) Master-Feeder Relief is granted, the Funds will be permitted to create and redeem Shares in-kind, which will reduce transaction costs and enhance the tax efficiency of the Funds.

C.	Procedures to Address Potential Conflicts of Interest

The Commission observed in the Concept Release on Actively Managed Exchange-Traded Funds (the “Concept Release”) that the operation of an ETF – specifically, the process in which a Creation Unit is purchased by delivering a basket of securities to the ETF and redeemed in exchange for a basket of securities – may lend itself to certain conflicts for the ETF’s investment adviser, who has discretion to specify the securities included in the baskets.11 The Commission stated that these conflicts would appear to be minimized in the case of an index-based ETF because the universe of securities that may be included in the ETF’s portfolio generally is restricted by the composition of its corresponding index. The Commission surmised that the same would not appear to be the case for an actively managed ETF, because the increased investment discretion of the adviser to an actively managed ETF would seem to increase the potential for conflicts of interest. Applicants believe that, to the extent that this is a conflict, it is a conflict applicable to all actively managed mutual funds. Applicants note that such potential conflicts may also exist for heavily-sampled index funds and ETFs. The ETF structure, in and of itself, does not create any additional conflict. Applicants also note that condition V.A.5 provides that the Adviser or Subadviser, directly or indirectly, will not cause any Authorized Participant (defined below), or any investor on whose behalf an Authorized Participant may transact with the Fund, to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

D.	Capital Structure and Voting Rights; Book Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state laws applicable to Maryland statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC

[11]	Investment Company Act Release No. 25258 (Nov. 8, 2001). The Applicants currently intend to utilize an in-kind creation and redemption process, but reserve the right to permit creation and redemptions fully or partially in cash.

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Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

E.	Exchange Listing

Shares will be listed on the Stock Exchange and traded in the secondary market in the same manner as other equity securities. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., the Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant (defined below) or make a market in Shares. Neither the Distributor nor any other affiliated person of the Fund, the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares. One or more Market Makers will be assigned to make continuous markets in Shares.12 In addition, numerous Market Makers may buy and sell Shares for their own accounts on a regular basis. As long as the Funds operate in reliance on the requested Order, the Shares will be listed on the Stock Exchange.

F.	Sales of Fund Shares

Each Fund will offer, issue and sell its shares to investors only in Creation Units through the Distributor on a continuous basis at NAV next determined after an order in proper form is received. The NAV of each Fund will normally be determined as of the close of the regular trading session on the New York Stock Exchange (“NYSE”) on each Business Day (defined below). The NAV of each Fixed Income Fund and Foreign Fund may be determined prior to 4:00 p.m. Eastern Time on each Business Day. The Trust will sell and redeem Creation Units of each Fund only on a business day, which means any day that a Fund is open for business, including as required by Section 22(e) of the Act (“Business Day”). In order to keep costs low and permit each Fund to be as fully invested as possible, Shares of the Funds will be purchased in Creation Units generally in exchange for the “in-kind” deposit, by the purchaser, of Deposit Securities, together with the deposit of the Cash Component. The Cash Component is an amount equal to the difference between the NAV of a Creation Unit and the total aggregate market value per Creation Unit of the Deposit Securities. Likewise, for such reasons and to minimize liquidity problems, it is presently expected that redemptions of Creation Units generally will be made by each Fund through delivery of a particular portfolio of securities (“Redemption Securities”) and a specified cash payment in the manner more fully described below. Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses.

[1][2]

There will be at least one Market Maker on the Stock Exchange for a Fund’s Shares (e.g., NYSE Arca would designate a “LMM”, to maintain a market for such Fund’s Shares). Unlike on other Stock Exchanges where a LMM may oversee trading in Shares, on NASDAQ numerous Market Makers buy and sell Shares for their own accounts on a regular basis. Accordingly, if Shares are listed on NASDAQ and no “DLP” has been selected, then under NASDAQ’s listing requirements, two or more Market Makers will be registered in Shares and required to make a continuous, two-sided market or face regulatory sanctions. Applicants do not believe that any characteristics of a NASDAQ listing would cause Shares to operate or trade differently than if they were listed on another Stock Exchange. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due to ownership of Shares, as described below.

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To accomplish the creation, an Authorized Participant (defined below) will deliver a portfolio of Deposit Securities and Cash Component as published in the Fund Deposit. The next day’s Fund Deposit will be made available to market participants prior to the opening of the Exchange on the next Business Day. The Adviser will provide a list of the names and the required number of shares of each Deposit Security to be included in the Fund Deposit for each Fund along with the prior day’s Cash Component. The Funds reserve the right to accept and deliver partial or all-cash payments for the purchase and redemption of Creation Units of any Fund.

The Funds may also substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security of a Fund that is a TBA Transaction. A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security. Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Redemption Security of any Fund.

1.	Creation Units

Creation Units may vary in size from Fund to Fund, but will in each case be aggregations of at least 25,000 Shares. The Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares of a Fund, whether acquired directly from a Fund or in the secondary market, will be subject to the restrictions of Section 12(d)(1) of the Act or to any relief provided in the Order or rules adopted by the Commission.

2.	Orders

Orders to purchase Creation Units may be placed by or through an “Authorized Participant,” which is either (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Shares Clearing Process through the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency that is registered with the Commission, or (2) a participant in the DTC, which in either case has executed an agreement with the Trust and with the Distributor with respect to creations and redemptions of Creation Units (“Participant Agreement”). An order to purchase or redeem Creation Units can only be placed by or through an Authorized Participant that has signed a Participant Agreement. Authorized Participants making payment for an order placed through the Distributor of any Creation Unit(s) of any Domestic Equity Fund must either: (1) initiate instructions pertaining to Fund Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units (such process being referred to herein as the “Shares Clearing Process”), or (2) deposit Fund Deposits with the Trust “outside” the Shares Clearing Process through the facilities of DTC. This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit. With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

The Shares Clearing Process is not currently available for purchases or redemptions of Foreign Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Foreign Funds must have international trading capabilities and must deposit the Fund Deposit with the Fund “outside” the Shares Clearing Process through the relevant Fund’s Custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Foreign Fund will operate as follows. Following the

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notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the order cut-off time (the “Order Cut-Off Time”) on the relevant Business Day. The Order Cut-Off Time for Funds is currently expected to be 4:00 p.m. Eastern Time for purchases of Shares. On days when the Stock Exchange closes earlier than normal, a Fund may require orders for Creation Units to be placed earlier in the day. Once the Distributor receives a notice of intent to submit an order, the Distributor shall cause the Adviser, any Subadviser and the Custodian to be informed of such notice.

Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and Custodian. Once the Custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund. The Authorized Participant will deliver to the appropriate sub-custodians the relevant Fund Deposit, with any appropriate adjustments as determined by the Fund. Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the Custodian that the required securities have been delivered, the Custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Fund Prospectus to the purchaser.

Except as described below, Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Securities of Equity Funds. The Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities. Deposit Securities that are U.S. government or U.S. agency securities and any Cash Component will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Securities and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.13 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

The securities and the number of shares of the Deposit Securities required for the Fund Deposit for each Fund will change as portfolio adjustments and corporate action events are reflected from time to

[13]	Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Fund Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

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time by the Adviser or Subadviser in light of the investment objective of such Fund. Applicants reserve the right to permit a purchasing investor to substitute cash to replace any prescribed Deposit Security.14 Substitution might be permitted, for example, because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Fund Deposit; (2) may not be eligible for transfer through the NSCC Process; or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of the Fund Deposit are expected to be immaterial, and in any event, the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

All orders to create Creation Units, whether through or “outside,” the Shares Clearing Process, must be received by the Distributor no later than the Order Cut-Off Time, in each case on the date such order is placed in order for creation of the Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. Currently, in the case of custom orders,15 the order must be received by the Distributor, no later than 3:00 p.m. Eastern Time. On days when a Stock Exchange or the bond markets close earlier than normal, Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. Eastern Time. The procedures for making payment through and “outside” the Shares Clearing Process are discussed below.

Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing beneficial owners. Hence, each Fund may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. In those instances in which a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the “cash in lieu” portion of its investment to cover the cost of purchasing the necessary Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.

The amount of the maximum Transaction Fee for each Fund will be set separately. Variations in the Transaction Fees may be imposed from time to time in accordance with Rule 22d-1 under the Act. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified. Such Transaction Fees will be limited to amounts that have been

[14]	In certain circumstances, an investor that tenders a non-conforming basket of Deposit Securities may be required to purchase Creation Units through the DTC Process because the NSCC Process can only handle non-conforming deposits in specified situations.
[15]	A custom order may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of cash to be added to the Cash Component, e.g., to replace any Deposit Security that may not be (a) available in sufficient quantity for delivery or (b) be eligible for trading by such Authorized Participant or the investor for which it is acting.

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determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Securities and Redemption Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

G.	Pricing

The price of Shares trading on a Stock Exchange will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the portfolio securities held by such Fund (or its respective Master Fund”) (“Fund Securities”). In addition, Shares are available for purchase or sale on an intra-day basis on a Stock Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on a Stock Exchange, therefore, may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on a Stock Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on a Stock Exchange for Shares, together with the publication by the Stock Exchange of the current market value of the sum of the Deposit Securities and the Cash Component, will be features of the Fund that will be particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

Applicants note that the pricing of Shares by means of bids and offers on a Stock Exchange in the secondary market is no longer novel.

H.	Redemption

Beneficial owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Fund. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption in proper form by a Fund. Similar to the issuance of Creation Units, Creation Units will be redeemed by a Fund in exchange for a portfolio of Redemption Securities and specified cash amount16 as published in the redemption basket.17 While Shares generally will be redeemed in Creation Units in exchange for Redemption Securities, each Fund will have the right to make redemption payments in cash, in kind, or a combination of each, provided the value of its redemption payments equals the NAV.

Except with respect to certain Funds that invest in foreign securities (as discussed below), consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem

[16]	In the case of a Fund that is part of a master-feeder structure, the Fund will redeem shares from the appropriate master portfolio and then deliver to the redeeming shareholder a portfolio of Redemption Securities and specified cash amount as published in the redemption basket.
[17]	Each Fund must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, each Fund will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities.

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will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act. Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Redemption Securities and any Cash Component in effect on the date a request for redemption is made in proper form.

The Adviser will publish daily the list of Redemption Securities that a redeemer will receive from the Fund. The Deposit Securities and Redemption Securities will consist of a pro rata basket of the Fund Securities.18 The Trust will also deliver to the redeeming Shareholder in cash a “Cash Component,” which on any given Business Day will be an amount calculated with respect to the Redemption Securities in the same manner as the Cash Component is calculated with respect to Deposit Securities, although the actual amount may differ if the Redemption Securities are not identical to the Deposit Securities applicable for Creation Units on the same day. To the extent that the Redemption Securities have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential will be paid by the redeeming shareholder to the Trust. The Trust may also make redemptions in cash, in lieu of transferring one or more Redemption Securities to a redeemer, if the Trust determines that such method is warranted. This could occur, for example, when a redeeming shareholder is restrained by regulation or policy from transacting in certain Redemption Securities, such as the presence of such Redemption Securities on a redeeming investment banking firm’s restricted list.

Redemption of Shares in Creation Units will be subject to a Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the Shares Clearing Process or “outside” the Shares Clearing Process through the facilities of DTC. As discussed with respect to purchases, a redeeming Shareholder will pay a Transaction Fee to offset a Fund’s operational processing costs and other similar costs incurred in transferring the Redemption Securities from its account to the account of the redeeming investor. An Authorized Participant redeeming Creation Units “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process. In addition, an entity redeeming Shares that receives cash in lieu of one or more Redemption Securities may be assessed a higher Transaction Fee on the “cash in lieu” portion to cover the costs of selling such Redemption Securities, including trading costs, brokerage commissions, and all or part of the spread between the expected bid and offer side of the market relating to such Redemption Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a “cash in lieu” portion.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor on behalf of the Fund at or prior to the time that the Fund calculates its NAV on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Trust, on behalf of the relevant Fund, to purchase the missing Shares or acquire the Deposit Securities and the Cash Component underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between

[18]	There may be minor differences between a basket of Deposit Securities or Redemption Securities and a true pro rata slice of a Fund’s portfolio solely when (A) it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement or, (B) in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradable round lots. A tradable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

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the cost of the Trust acquiring such Shares, Deposit Securities or Cash Component and the value of the collateral.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (a) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor by the Order Cut-off Time (currently expected to be 4:00 p.m. Eastern Time) and (b) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit of a Fund being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may permit cash to be substituted for a Redemption Security.

When redeeming a Creation Unit of a Foreign Fund and taking delivery of Redemption Securities in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Securities are customarily traded. If neither the Authorized Participant nor the redeeming investor has appropriate arrangements in place and is not able to make such arrangements, or if it is otherwise not possible to deliver Redemption Securities in certain jurisdictions, the Fund may use its discretion to redeem Creation Units of Shares for cash; in such an instance, the redeeming shareholder will be required to accept cash redemption in an amount equal to the aggregate NAV of the Creation Unit(s) redeemed minus the applicable Transaction Fee, which may be higher to cover costs incidental to converting Redemption Securities to cash.

I.	Dividends, Distributions and Taxes

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis. Dividends will be paid to beneficial owners of record in the manner described below. Distributions of realized securities gains, if any, generally will be declared and paid once a year but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act. Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to beneficial owners of Shares. Dividend payments will be made through DTC and the DTC Participants to beneficial owners of record with amounts received from each Fund.

Each Fund will make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

J.	Shareholder Transaction and Operational Fees and Expenses

No sales charges for purchases of Shares of any Fund will be imposed. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchase or redemption of Shares of any Fund may be increased, decreased, waived or otherwise modified.

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All other expenses incurred in the operation of each Trust will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Adviser or some other party. Operational fees and expenses incurred by each Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees, custody fees, brokerage commissions, registration fees of the Commission, licensing fees, Stock Exchange listing fees, fees associated with securities lending, and other costs properly payable by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund. Such expenses may include, but will not be limited to, the following: fees and expenses of the Trustees who are not “interested persons” (as defined in the Act) of the Trust; legal and audit fees; certain licensing fees; administration and accounting fees; costs of preparing, printing and mailing Prospectuses and SAIs; costs of preparing, printing and mailing semi-annual and annual reports (together, “Shareholder Reports”); costs of preparing, printing and mailing proxy statement and other documents required for regulatory purposes and for their distribution to existing shareholders; Transfer Agent fees; and insurance premiums. All operational fees and expenses incurred by each Trust will be accrued and allocated to each Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or some other party.

K.	Dividend Reinvestment Service

The Funds will not make the DTC book-entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

L.	Availability of Information

Prior to the opening of the applicable Stock Exchange on each Business Day, the Trust will disclose on its website the identities and quantities of the securities and other assets held by each Fund, or its respective Master Fund,19 that will form the basis of each Fund’s NAV at the end of such Business Day.20 The description will include detailed information about each Fund’s, or its respective Master Fund’s, securities, including, for example, the name, ticker symbol and weighting of each security. In addition, the website will include each Fund’s Prospectus, holdings, Deposit Securities, prior Business Day’s NAV, closing market price, reported midpoint of “bid and ask” at the time of calculation of such NAV (the “Bid/Ask Price”) and a calculation of the premium or discount of such price against such NAV. The Trust’s website and information therein will be publicly available and free of charge. The Trust will be responsible for updating the information relating to the Funds, and/or its respective Master Fund, on its website.

[19]	For Funds that are part of the Master-Feeder Structure, the Fund will disclose information about the securities and other assets held by the Master Fund.
[20]

Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

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Unlike index-based ETFs, there will be no underlying benchmark index the performance of which a Fund seeks to replicate. Consequently, there will be no intra-day index information provided to shareholders of the Funds. Nonetheless, the Stock Exchange will disseminate the estimated NAV of the Funds (which is an amount per Share representing the sum of the estimated Cash Component effective through and including the previous Business Day, plus the current value of the Deposit Securities, on a per Share basis) and certain other information (as described below) every 15 seconds during its regular trading hours through the facilities of the Consolidated Tape Association. Information regarding market prices and volume of Shares will be broadly available on a real-time basis throughout the trading day. The previous day’s closing price and volume information for the Shares will be published daily in the financial sections of many newspapers. In addition, Applicants expect that, given the past history of shares of other ETFs, Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Stock Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

M.	Sales and Marketing Materials

The Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds and a traditional “open-end investment company” or “mutual fund.” Although the Trust is classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be advertised, marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “actively managed exchange-traded fund,” “actively managed ETF” or “ETF.” To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with conventional open-end investment companies (which may be referred to as “mutual funds”). In addition, each Fund’s advertising material will prominently disclose that the Fund is an “actively managed exchange-traded fund” or “actively managed ETF.” All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Stock Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender those Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with shareholder reports and investor educational materials issued or circulated in connection with the Shares.

The primary disclosure document with respect to the Shares is the Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a statutory Prospectus.

The Distributor, in its capacity as principal underwriter and distributor, will coordinate the production and distribution of the Prospectus to Brokers. It will be the responsibility of the Brokers to ensure that a Prospectus is provided to each secondary market purchaser of Shares. The Funds will provide copies of its Shareholder Reports to DTC Participants for distribution to beneficial owners of Shares. The above policies and format will also be followed in all reports to beneficial owners.

As noted above, the Funds may operate in a master-feeder structure. Under such circumstances, the Funds would operate, and would be marketed, as ETFs. The respective Master Funds would operate as mutual funds, but would not be publicly offered or marketed. The Applicants do not believe the master-feeder structure contemplated in this Application would be confusing to investors because any additional feeder fund that is a traditional mutual fund or other pooled investment vehicle would be

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marketed separately. Further, ETFs are no longer new or novel products, and we believe investors are aware of the differences between ETFs and traditional mutual funds. In addition, functionally similar structures are currently offered in the market without giving rise to investor confusion.21 Notwithstanding the limited potential for investor confusion, Applicants will take numerous steps to ensure that investors are not confused. Specifically, the name of each Fund will clearly indicate that the Fund is an exchange traded fund, e.g., by including the term “ETF” in the Fund name; each Fund will have a Prospectus separate and distinct from any other feeder funds; and as required by the condition V.A.2 herein, the Funds will not be marketed as mutual funds.

Applicants believe that the efforts outlined above will ensure that every interested investor will understand the differences between the Funds and any feeder funds.

N.	Third-Party Broker-Dealer Issues

Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Depending on the circumstances, some activities on the part of Brokers and other persons may result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a Broker firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. The determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular case, and that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to rely on the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153 a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Stock Exchange in connection with a sale on the Stock Exchange is satisfied by the fact that the Fund’s Prospectus is available at the Stock Exchange upon request. Applicants note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on a Stock Exchange. Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

[21]	Cf. Vanguard Index Funds, et al., Investment Company Act Release Nos. 24680 (notice) (Oct. 6, 2000) and 24789 (order) (Dec. 12, 2000).

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II.	Funds of Actively-Managed Exchange-Traded Funds

A.	The Purchasing Funds

As discussed above, the Purchasing Funds will be registered management investment companies and registered unit investment trusts (“UITs”) that will be required to enter into a participation agreement with any Fund (“FOF Participation Agreement”) to invest in reliance on the Order. The Purchasing Funds will not be part of the same group of investment companies as the Funds. Each Purchasing Trust will have a sponsor (“Sponsor”) and each Purchasing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Purchasing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Purchasing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the Act (each, a “Purchasing Fund Subadviser”). Each Purchasing Fund Adviser and any Purchasing Fund Subadviser will be registered as an investment adviser under the Advisers Act.

B.	Proposed Transactions

Applicants propose that the Purchasing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the Act. Applicants also propose that the Purchasing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the Act. The proposed transactions are, in many respects, similar to the transactions for which relief was granted in iShares Trust, et al. (“iShares”), Nuveen Investments, et al. (“Nuveen”), Van Kampen Funds, Inc. and Van Kampen Focus Portfolios (“Van Kampen”), and Schwab Capital Trust, et al. (“Schwab”), and substantially the same as those for which relief was granted in PADCO Advisors, Inc., et al. (“PADCO”).22 In Schwab, the applicants sought relief to allow the applicant registered open-end management investment companies to acquire shares of other registered open-end management investment companies both inside and outside the “same group of investment companies.” In Nuveen and Van Kampen, the applicants sought relief to permit the applicant registered UITs to acquire shares of registered management investment companies and UITs, including ETFs, both inside and outside the same group of investment companies. In iShares and PADCO, the applicants sought relief to allow certain registered open-end management investment companies outside the same group of investment companies as the applicants, subject to entering into an FOF Participation Agreement, to acquire shares of the applicant registered open-end management investment companies. It appears that the relief granted in iShares and PADCO applies equally to funds of funds, as well as traditional funds that do not primarily invest in other investment companies, provided that the Purchasing Fund enters into an FOF Participation

[22]	See In the Matter of iShares Trust, et al., Investment Company Act Release Nos. 25969 (Mar. 21, 2003) (notice) and 26006 (Apr. 15, 2003) (order); In the Matter of Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (Mar. 13, 2001) (notice) and 24930 (Apr. 6, 2001) (order); In the Matter of PADCO Advisors, Inc., et al., Investment Company Act Release Nos. 24678 (Oct. 5, 2000) (notice) and 24722 (Oct. 31, 2000) (order); In the Matter of Van Kampen Funds, Inc. and Van Kampen Focus Portfolios, Investment Company Act Release Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000) (order); and In the Matter of Schwab Capital Trust, et al., Investment Company Act Release Nos. 24067 (Oct. 1, 1999) (notice) and 24113 (Oct. 27, 1999) (order). In iShares and PADCO, the applicant investment companies sought exemptive relief to permit other investment companies to invest in the applicant investment companies beyond applicable statutory limits. The structure of the Schwab, Nuveen and Van Kampen applications is somewhat different. In Schwab, Nuveen and Van Kampen, the applicants requested relief so that the applicant investment companies or unit investment trusts could invest in other investment companies and/or unit investment trusts beyond applicable statutory limits. See also Seasons Series Trust, et al., Investment Company Act Release Nos. 24646 (Sept. 19, 2000) (notice) and 24693 (Oct. 17, 2000) (order).

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Agreement with the applicant investment company.23 As will be discussed elsewhere in this Application, Applicants believe that applying the requested relief to Purchasing Funds that do not invest in other investment companies as their principal investment strategy does not raise additional issues under the Act and, in fact, will provide such Purchasing Funds with a useful and relatively inexpensive investment tool. Applicants also submit that the Fund of Funds Relief requested herein is consistent with, and substantially similar to the relief granted in Schwab, Nuveen, Van Kampen and PADCO. Applicants confirm that the Funds will be organized as registered open-end investment companies and not UITs. References made to relief applicable to UITs are for illustration only.

C.	Fees and Expenses

Shares of the Funds will be sold without sales loads and will have average annual total operating expenses that are expected to be lower than actively managed mutual funds with similar investment objectives and policies that are not ETFs. Investors, including Purchasing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Purchasing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Purchasing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Purchasing Funds.

D.	Conditions and Disclosure Relating to Section 12(d)(1)(A) and (B) Relief

Applicants must be able to ensure that the Purchasing Funds comply with the terms and conditions of the requested Fund of Funds Relief because the Purchasing Funds will not be part of the same group of investment companies as the Funds and will not have the Adviser, or an entity controlling, controlled by or under common control with the Adviser as the Purchasing Fund Adviser or Sponsor. To address these concerns, any Purchasing Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Purchasing Fund to adhere to the terms and conditions of the Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Purchasing Fund that it may rely on the Order only to invest in the Funds or other series of the Funds and not in any other investment company.

III.	Master-Feeder Structure

A.	In-Kind Transactions in a Master-Feeder Structure

As discussed above, a Future Fund may operate in a master-feeder structure, substantially identical to the structures permitted under Section 12(d)(1)(E). Each Master Fund would also operate as a traditional mutual fund, issuing and redeeming shares in accordance with the requirements of Section 22 of the Act and the rules promulgated thereunder. However, Applicants request that the exemption from

[23]	Although PADCO uses the term “Fund of Funds” to describe the investment companies that would invest in the applicant investment companies, the term “Fund of Funds,” as defined in PADCO, and the representations, terms and conditions in the PADCO application, notice, and order do not limit the relief to investment companies that primarily invest in other investment companies pursuant to Section 12(d)(1)(G) or an exemptive order.

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Section 22(e) requested herein apply to both Foreign Funds and their respective Master Funds. The shareholders of any Master Fund are currently anticipated to be exclusively other investment companies or other pooled investment vehicles that are advised by the Adviser, and the interests in the master portfolio will be sold to and redeemed by each of the Master Fund’s shareholders on the same terms and will carry the same rights.24 From the investor’s perspective, the creation and redemption process will be unaffected by the master-feeder structure. For creations, an investor will deliver a basket consisting of in-kind securities and/or cash to the Fund, and the Fund will, in turn, deliver the basket to the Master Fund in exchange for interests in the Master Fund. Redemptions will work the same way, but in reverse. At no point will securities delivered in-kind to a Fund settle to the account of the Fund, nor will a Fund invest in securities other than the securities of its corresponding Master Fund. The Master-Feeder Relief is similar to that granted in SSgA Funds Management, Inc. et al.25

B.	No Senior Securities

While shareholders of the Funds may have different rights of redemption versus shareholders of a traditional mutual fund feeder fund in accordance with the Master-Feeder Relief requested in this Application; the relief requested in this Application will not result in any shareholders of any Master Fund having different rights relative to other shareholders of the same Master Fund. Specifically, the Master Fund will not require, but rather will permit, any shareholder feeder fund, including a Fund, to redeem in-kind. Similarly, the Master Fund will not require, but rather will permit, all shareholder feeder funds, including a Fund, to purchase and redeem shares in large aggregations. Finally, the Master Fund would be permitted under the requested relief, to delay redemptions in certain specified situations that relate to requested redemptions in-kind. This would apply to all shareholders of the Master Fund that request redemption in-kind.26 As a result, the proposed structure does not give rise to a senior security and should not raise any concerns under Section 18 of the Act.

IV.	Request for Exemptive Relief and Legal Analysis

The Applicants request a Commission order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A), and (B) of the Act.

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

[24]

A Master Fund may offer shares of various classes in accordance with the terms of Rule 18f-3; however, in such case, the shareholders of each class would have the same rights with respect to their investment.

[25]	See SSgA Funds Management, Inc. et al., Investment Company Act Release Nos. 29499 (Nov. 17, 2010) (notice) and 29524 (Dec. 13, 2010) (order).
[26]	Other feeder funds may need to separately seek relief from Section 22(e) if they intend to permit their shareholders to do in-kind redemptions.

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A.	Sections 2(a)(32) and 5(a)(1) of the Act

Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only.27

Investors, through an Authorized Participant, may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and, through an Authorized Participant, tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current index-based ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between a security’s Bid/Ask Price and NAV exists with actively managed ETFs, because each Fund’s portfolio holdings will be fully transparent the Applicants expect the deviations to be minimal. As noted above, each Fund will disclose daily on its website on each Business Day, the identities and quantities of the securities and other assets held by each Fund that will form the basis of each Fund’s NAV at the end of such Business Day. Since market participants will be aware of each Fund’s Fund Securities and other assets, the risk of significant deviations between NAV and market price is similar to that which exists in the case of index-based ETFs. Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, the Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B.	Section 22(d) of the Act and Rule 22c-1 Under the Act

Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the Prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

[27]	The Master Funds will not require relief from Sections 2(a)(32) and 5(a)(1) because the Master Funds will issue individually redeemable securities.

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Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Stock Exchange. The Shares will trade on and away from the Stock Exchange28 at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.29

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering Shares at less than the published sales price and repurchasing Shares at more than the published redemption price.

The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares. In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low.

Furthermore, the Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. The Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate

[28]	Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.
[29]	The Master Funds will not require relief from Section 22(d) or Rule 22c-1 because shares of the Master Funds will not trade at negotiated prices in the secondary market.

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in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C.	Section 22(e) of the Act

The Applicants seek an order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act to the Foreign Funds, and any respective Master Fund, under the circumstances described below.30

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption.

Applicants observe that the settlement of redemptions of Creation Units of the Foreign Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which Foreign Funds, or their respective Master Funds, may invest. With respect to in-kind redemptions, Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Fund Securities of each Foreign Fund customarily clear and settle, but in all cases no later than fourteen (14) days following the tender of a Creation Unit. The SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver in-kind redemption proceeds and will list such holidays.

Each Foreign Fund’s SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of in-kind redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected Foreign Fund. Except as set forth herein or as disclosed in the SAI for a Foreign Fund for analogous dates in subsequent years, deliveries of in-kind redemption proceeds by a Foreign Fund relating to those countries or regions are expected to be made within seven (7) days.

The Applicants propose that allowing in-kind redemption payments for Creation Units of a Foreign Fund, and any respective Master Fund, to be made within fourteen days would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that an in-kind redemption payment occurring within such number of calendar days following a redemption request would afford adequate investor protection.

The Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

[30]

Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that Applicants may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

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The Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Future Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the investments of a given Future Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. The Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, the Applicants may utilize in-kind redemptions (although cash redemptions, subject to a transaction fee, may be required with respect to certain Future Funds). Of course, any Foreign Fund effecting redemptions on a cash basis would comply with the seven-day rule imposed by Section 22(e) and not rely on any relief granted for in-kind redemptions.

Applicants, if using a master-feeder structure, will operate in substantially the same manner. In the case of an in-kind redemption from a Fund, as discussed herein, the Fund would make a corresponding redemption from the Master Fund. Applicants do not believe the master-feeder structure would have any impact on the delivery cycle. When a Feeder Fund is seeking a cash redemption, the proceeds to satisfy the redemption would likely be raised in a manner consistent with the Master Fund’s investment objective, e.g., by using cash on hand and/or selling securities. When the Adviser (or Subadviser) determines it is necessary to sell securities, such sales would be conducted consistent with the Master Fund’s investment objective.

As a practical matter, any cash redemption could reduce the proportion of the most liquid assets held by the Master Fund, but no more so than any investment company — as shares are redeemed, there is potentially a reduction in the most liquid assets in a portfolio. Applicants do not believe that shareholders of the Funds will be disadvantaged relative to shareholders of other feeder funds. In each case redeeming Fund shareholders, through their Authorized Participant, will receive Redemption Securities equal in value to the next calculated NAV. Further, the list of Redemption Securities that a redeemer will receive from a Fund will be published daily.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that in-kind redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the in-kind redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. The Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in section 6(c). Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

On the basis of the foregoing, the Applicants believe (a) that the protections intended to be afforded by section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming in-kind Creation Units and (b) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Foreign Funds, and any respective Master Fund, for in-kind redemptions.

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D.	Section 17(a) of the Act

Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person (“Second Tier Affiliates”), from selling any security to or purchasing any security from the company. The definition of “affiliated person” in Section 2(a)(3) of the Act includes any person that owns 5% or more of an issuer’s outstanding voting securities (Section 2(a)(3)(A)), any person 5% or more of whose outstanding voting securities are owned by another person (Section 2(a)(3)(B)) and any person controlling, controlled by or under common control with another person (Section 2(a)(3)(C)). Section 2(a)(9) of the Act defines “control” as the power to exercise a controlling influence and provides that any person who owns more than 25% of the voting securities of a company shall be presumed to control the company. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(a) prohibits: (i) persons who are affiliated persons of a Fund under Section 2(a)(3)(A) or (C) of the Act, by virtue of owning, respectively, 5% or more, or more than 25% of a Fund, from purchasing or redeeming Creation Units through in-kind transactions, and (ii) the Fund under Section 2(a)(3)(B) of the Act, as an affiliated person of a Purchasing Fund by virtue of having 5% or more of its Shares owned by the Purchasing Fund, from selling Shares to, and redeeming Shares from, the Purchasing Fund.31

Applicants request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or Second Tier Affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. The Applicants also request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit each Fund to sell Shares to and redeem Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with,32 any Purchasing Fund of which it is an affiliated person or second tier affiliate.

Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Because Section

[31]	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Purchasing Fund, or an affiliated person of such person, for the purchase by the Purchasing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Purchasing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement (defined below) also will include this acknowledgement.
[3][2]

With respect to these in-kind transactions, Applicants are seeking relief for Funds that are affiliated persons or second tier affiliates of a Purchasing Fund solely by virtue of one or more of the reasons described. Applicants believe that a Purchasing Fund generally will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. Nonetheless, a Purchasing Fund could seek to transact in Creation Units directly with a Fund pursuant to the Section 17(a) relief requested.

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17(b) could be interpreted to exempt only a single transaction from Section 17(a) and there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c).33

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than fair value or selling or purchasing property on terms that involve overreaching. For the reasons set forth above, the Applicants contend that no useful purpose would be served by prohibiting the transactions described above. The value of a Fund Deposit made by a purchaser or Redemption Securities and corresponding Cash Component given to a redeeming investor will be the same regardless of the investor’s identity, and will be valued under the same objective standards applied to valuing the Fund Securities. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. The Applicants believe that in-kind purchases and redemptions will afford no opportunity for (1) an affiliated person or a second tier affiliate of a Fund described above to effect a transaction detrimental to the other holders of its Shares or (2) a Fund that is an affiliated person or a second tier affiliate of a Purchasing Fund to effect a transaction that is detrimental to the Purchasing Fund. Further, any such in-kind transactions will be based on the NAV of the relevant Fund.

The Applicants also note that the ability to take deposits and make redemptions in-kind will aid in achieving the Fund’s objectives. The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching but rather assert that such procedures will be implemented consistently with the Fund’s objectives and with the general purposes of the Act. The method of valuing Fund Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values. Therefore, no opportunity is created for the affiliates of the Funds described above to effect a transaction detrimental to the other holders of Shares of a Fund or to Funds affiliated with the Purchasing Fund to effect transactions detrimental to the Purchasing Funds. In addition, the proposed transactions will be consistent with the policies of the relevant Fund, will comply with the investment restrictions of the Purchasing Fund and will be consistent with its investment policies as set forth in its registration statement. Moreover, the FOF Participation Agreement will require any Purchasing Fund that relies on the relief to purchase Shares directly from a Fund to represent that its purchases are permitted under its investment restrictions and consistent with the investment policies described in its registration statement.

The Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for in-kind transactions between an ETF and certain affiliates. All shareholders, regardless of affiliation, will be given the same opportunities with respect to creations and redemptions in-kind. As a result, there would not be any increased opportunity for an affiliate of the Trust to effect a transaction detrimental to the Trust. Consequently, the Applicants believe that the requested relief meets the standards of Sections 6(c) and 17(b) of the Act.

In addition to the customary relief from the requirements of section 17(a)(1) and 17(a)(2) permitting in-kind creations and redemptions by investors who are affiliates of a Fund by virtue of holding more that 5% or 25% of the Fund’s shares, to the extent that a Fund operates in a master-feeder structure, Applicants also request relief permitting the Funds to engage in in-kind creations and redemptions with the applicable master portfolio. The customary Section 17(a)(1) and 17(a)(2) relief would not be sufficient to permit such transactions because the Funds and the applicable master portfolio

[33]	See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

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could also be affiliated by virtue of having the same investment adviser. However, as with the customary Section 17 relief, the Applicants believe that in-kind creations and redemptions between a Fund and a master portfolio advised by the same investment adviser do not involve “overreaching” by an affiliated person. Such transactions will occur only at the Fund’s proportionate share of the master portfolio’s net assets, and the distributed securities will be valued in the same manner as they are valued for the purposes of calculating the applicable master portfolio’s NAV34 Further, all such transactions will be effected with respect to pre-determined securities and on the same terms with respect to all investors. Finally, such transaction would only occur as a result of, and to effectuate, a creation or redemption transaction between the Fund and a third-party investor. Accordingly, the Applicants believe the proposed transactions described herein meet the section 17(b) standards for relief because the term of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policy and that of each Fund as described herein; and are consistent with the general purposes of the Act.35

E.	Section 12(d)(1) of the Act

As noted above, Applicants are requesting relief from the provisions of Section 12(d)(1)(A) and (B) for two distinct purposes. First, that Applicants are seeking Fund of Funds Relief to permit Purchasing Funds to acquire Shares of the Funds in excess of the limits set forth in Section 12(d)(1)(A) and (B). Second, the Applicants are seeking Master-Feeder Relief to permit the Funds to engage in in-kind securities transactions with corresponding Master Funds.

First, Applicants request an exemption to permit Purchasing Funds to acquire Shares of a Fund beyond the limits of Section 12(d)(l)(A). Applicants also seek an exemption to permit the Funds and/or a Broker to sell Shares to Purchasing Funds beyond the limits of Section 12(d)(1)(B) of the Act. Purchasing Funds do not include the Funds. Each Purchasing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act. Any investment adviser to a Purchasing Management Company will be registered as an investment adviser or exempt from registration under the Advisers Act. Each Purchasing Trust will have a Sponsor.

Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act. The requested exemption would permit the Purchasing Funds to acquire Shares in each of the Funds beyond the limitations in Section 12(d)(l)(A).

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the

[34]	Fund directors and investment advisers are subject to strict fiduciary duties under federal and state law and to specific requirements relating to valuation and redemptions.
[35]	As the staff has recognized in the past, there are benefits to redemptions in kind, and redemptions in kind involving affiliated persons can be effected fairly without implicating the concerns underlying Section 17(a) under certain circumstances. See, e.g., Signature Financial Group, Inc., SEC Staff No-Action Letter (Dec. 28, 1999).

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acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

Second, Applicants are seeking relief from Sections 12(d)(1)(A) and (B) to the extent necessary to permit the Funds to perform creations and redemptions of Shares in-kind in a master-feeder structure. This structure is substantially identical to traditional master-feeder structures permitted pursuant to the exception provided in Section 12(d)(1)(E). Section 12(d)(1)(E) provides that the percentage limitations of Section 12(d)(1)(A) and (B) shall not apply to a security issued by an investment company (in this case, the shares of the applicable master portfolio) if, among other things, that security is the only investment security held by the Fund. The Applicants believe the proposed master-feeder structure complies with Section 12(d)(1)(E) because each Fund will hold only investment securities issued by its corresponding Master Fund; however, the Funds may receive securities other than securities of its corresponding Master Fund if a Fund accepts an in-kind creation.36 The Applicants do not believe that the securities involved in the in-kind transactions are ever be “held” on the books of a Fund because the Fund is merely acting as a conduit through which securities are delivered from the investor to the Master Fund and the securities received are never settled to the Fund. However, there is potentially a hypothetical moment when accepting or distributing securities in-kind that such securities could be deemed “held” by a Fund. As a result, to the extent that a Fund may be deemed to be holding both shares of the master portfolio and, for a hypothetical moment in the course of a creation or redemption, other securities, Applicants are requesting appropriate relief from Section 12(d)(1)(A) and (B). The Funds would operate in compliance with all other provisions of Section 12(d)(1)(E).

1.	Exemption Under Section 12(d)(1)(J) of the Act

The National Securities Markets Improvement Act of 1996 (“NSMIA”)37 added Section 12(d)(l)(J) to the Act. Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”38 Applicants submit that the proposed conditions to the relief requested in this Application, including the requirement that each Purchasing Fund enter into a FOF Participation Agreement with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions

[36]	See Signature Financial Group, Inc., supra note 37 (Funds using a master-feeder structure sought no-action relief from Section 17(a) of the Act to permit in-kind redemptions between the master and the feeder. There was no request for, and thus no relief from, Section 12(d)(1).)
[37]	H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) [hereinafter HR 622].
[38]	Id.

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under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.39

2.	Concerns Underlying Section 12(d)(l)(J)

Congress enacted Section 12(d)(l)40 in 1940 to prevent one investment company from buying control of another investment company.41 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.42 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.43

Congress tightened Section 12(d)(1)’ s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).44 These new abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).45

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Purchasing Funds comply with any terms and conditions of the requested relief by requesting that a Purchasing Fund enter into a written FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement will require the Purchasing Fund to adhere to the terms and conditions of the Requested Order. Condition V.B.1 limits the ability of a Purchasing Fund’s Advisory Group or a Purchasing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined

[39]	Id. at 43-44
[40]	At the time it was enacted, Section 12(d)(1) was Section 12(c)(1) of the Act.
[41]	House Hearings, 76th Cong., 3d Sess., at 113 (1940).
[42]	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[43]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[44]	H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[45]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 3 11-324 (1966).

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below) to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Purchasing Fund’s Advisory Group” is defined as the Purchasing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Purchasing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.

For purposes of this Application, a “Purchasing Fund’s Sub-Advisory Group” is defined as any Purchasing Fund Subadviser, any person controlling, controlled by, or under common control with the Purchasing Fund Subadviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Purchasing Fund Subadviser or any person controlling, controlled by or under common control with the Purchasing Fund Subadviser. The condition does not apply to the Purchasing Fund Sub-Advisory Group with respect to a Fund for which the Purchasing Fund Subadviser or a person controlling, controlled by, or under common control with the Purchasing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

Condition V.B.2 prohibits Purchasing Funds and Purchasing Fund Affiliates from causing an investment by a Purchasing Fund in a Fund to influence the terms of services or transactions between a Purchasing Fund or a Purchasing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund, or its respective Master Fund, and any person controlling, controlled by or under common control with any of these entities. “Purchasing Fund Affiliate” is defined as the Purchasing Fund Adviser, Purchasing Fund Subadviser, Sponsor, promoter and principal underwriter of a Purchasing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions V.B.3, V.B.4 and V.B.6 through V.B.8 are specifically designed to address the potential for a Purchasing Fund and certain affiliates of a Purchasing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Purchasing Fund Adviser, Purchasing Fund Subadviser, employee or Sponsor of the Purchasing Fund, or a person of which any such officer, director, member of an advisory board, Purchasing Fund Adviser or Purchasing Fund Subadviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by a Purchasing Fund. To the extent a Purchasing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by a Purchasing Fund in excess of the limits of Section 12(d)(1)(A).

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition V.B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Purchasing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the

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contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Purchasing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Purchasing Management Company.

In addition, Conditions V.B.5 and V.B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition V.B.5, a Purchasing Fund Adviser, trustee of a Purchasing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Purchasing Fund Adviser, Trustee or Sponsor or an affiliated person of the Purchasing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Purchasing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Purchasing Fund in the Fund.

Condition V.B.5 also provides that any Purchasing Fund Subadviser will waive fees otherwise payable to the Purchasing Fund Subadviser, directly or indirectly, by the Purchasing Management Company in an amount at least equal to any compensation received by the Purchasing Fund Subadviser, or an affiliated person of the Purchasing Fund Subadviser, other than any advisory fees paid to the Purchasing Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Purchasing Management Company in the Fund made at the direction of the Purchasing Fund Subadviser. In the event that the Purchasing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Purchasing Management Company. Condition V.B.11 prevents any sales charges or service fees on shares of a Purchasing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.46

The FOF Participation Agreement also will include an acknowledgement from the Purchasing Fund that it may rely on the requested Order only to invest in the Funds (or other series of the Trust) and not in any other investment company. No Fund (or its respective Master Fund) relying on the requested Fund of Funds Relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act except to the extent that (i) the Fund, or its respective Master Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund (or its respective Master Fund) to acquire securities of one or more investment companies for short-term cash management purposes or (ii) the Fund acquires shares of its respective Master Fund pursuant to the Master-Feeder Relief. Thus, in keeping with the PPI Report’s concern with overly complex structures, the Order will not create or give rise to circumstances enabling a Purchasing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest, in another investment company in excess of such limits.

[46]	Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

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F.	Discussion of Precedent

The Applicants’ requested ETF Relief , Fund of Funds Relief and Master-Feeder Relief is similar to the exemptive relief obtained by existing ETFs.47

V.	Conditions

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	Actively Managed ETF Relief

1. As long as the Funds operate in reliance on the requested order, the Shares of the Funds will be listed on a Stock Exchange.

2. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and the market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price of the Shares against such NAV.

4. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund (or its respective Master Fund) will disclose on its website the identities and quantities of the Fund Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of such Business Day.

5. The Adviser or Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

6. The requested relief, other than the Section 12(d)(1) relief and the Section 17 relief related to a master-feeder structure, will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed exchange-traded funds.

B.	Section 12(d)(1) Relief

[47]	See SSgA Fund Management, Inc. et al., Investment Company Act Release Nos. 29499 (Nov. 17, 2010) (notice) and 29524 (Dec. 13, 2010) (order); PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28140 (Feb. 1, 2008) (notice) and 28171 (Feb. 27, 2008) (order). See also WisdomTree Investments, Inc., et al., Investment Company Act Release Nos. 28147 (Feb. 6, 2008) (notice) and 28174 (Feb. 27, 2008) (order).

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1. The members of the Purchasing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. The members of the Purchasing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Purchasing Fund’s Advisory Group or the Purchasing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Purchasing Fund’s Sub-Advisory Group with respect to a Fund (or its respective Master Fund) for which the Purchasing Fund Subadviser or a person controlling, controlled by or under common control with the Purchasing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2. No Purchasing Fund or Purchasing Fund Affiliate will cause any existing or potential investment by the Purchasing Fund in a Fund to influence the terms of any services or transactions between the Purchasing Fund or a Purchasing Fund Affiliate and the Fund (or its respective Master Fund) or a Fund Affiliate.

3. The board of directors or trustees of a Purchasing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Purchasing Fund Adviser and any Purchasing Fund Subadviser are conducting the investment program of the Purchasing Management Company without taking into account any consideration received by the Purchasing Management Company or a Purchasing Fund Affiliate from a Fund (or its respective Master Fund) or a Fund Affiliate in connection with any services or transactions.

4. Once an investment by a Purchasing Fund in the securities of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the Act, the Board of a Fund (or of its respective Master Fund), including a majority of the disinterested Board members, will determine that any consideration paid by the Fund (or its respective Master Fund) to the Purchasing Fund or a Purchasing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund (or its respective Master Fund); (ii) is within the range of consideration that the Fund (or its respective Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund (or its respective Master Fund) and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5. The Purchasing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund (or its respective Master Fund) under Rule 12b-l under the Act) received from a Fund (or its respective Master Fund) by the Purchasing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Purchasing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Purchasing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Purchasing Fund in the Fund. Any Purchasing Fund Subadviser will waive fees otherwise payable to the Purchasing Fund Subadviser, directly or indirectly, by the Purchasing Management Company in an amount at least equal to any compensation received from a Fund (or its respective Master Fund) by the Purchasing Fund Subadviser, or an affiliated person of the Purchasing Fund Subadviser, other than any advisory fees paid to the Purchasing Fund Subadviser or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Purchasing Management Company in the Fund made at the direction of the Purchasing Fund Subadviser. In the event that the Purchasing Fund

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Subadviser waives fees, the benefit of the waiver will be passed through to the Purchasing Management Company.

6. No Purchasing Fund or Purchasing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund (or its respective Master Fund)) will cause a Fund (or its respective Master Fund) to purchase a security in an Affiliated Underwriting.

7. The Board of the Fund (or of its respective Master Fund), including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund (or its respective Master Fund) in an Affiliated Underwriting, once an investment by a Purchasing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Purchasing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund (or its respective Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8. Each Fund (or its respective Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Purchasing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9. Before investing in a Fund in excess of the limit in Section 12(d)(1)(A), a Purchasing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Purchasing Fund will notify the Fund of the investment. At such time, the Purchasing Fund will also transmit to the Fund a list of the names of each Purchasing Fund Affiliate and Underwriting Affiliate. The Purchasing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Purchasing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Purchasing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory

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contract(s) of any Fund (or its respective Master Fund) in which the Purchasing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Purchasing Management Company.

11. Any sales charges and/or service fees charged with respect to shares of a Purchasing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12. No Fund (or its respective Master Fund) will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that (i) the Fund (or its respective Master Fund) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund (or its respective Master Fund) to acquire securities of one or more investment companies for short-term cash management purposes, or (ii) the Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief.

VI.	Names and Addresses

Pursuant to Rule 0-2(f) under the Act, the Applicants hereby state that the address of the Applicants is as follows:

FlexShares Trust

Northern Trust Investments, Inc.

50 South LaSalle Street

Chicago, Illinois 60603

(312) 630-6000

Foreside Fund Services, LLC

Two Portland Square, First Floor

Portland, ME 04101

The Applicants further state that all questions concerning this Application should be directed to:

Diana E. McCarthy, Esq.

Veena K. Jain, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, Pennsylvania 19103-6996

(215) 988-1146

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VII.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant.

The items required by Rule 0-2(c)(l) under the Act are attached hereto as Exhibit A. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit B.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the Relief requested by this Application.

Respectfully submitted,

FlexShares Trust

By:	/s/ Peter K. Ewing
Peter K. Ewing
Vice President
FlexShares Trust

Date: August 8, 2011

Northern Trust Investments, Inc.

By:	/s/ Peter K. Ewing
Peter K. Ewing
Senior Vice President
Northern Trust Investments, Inc.

Date: August 8, 2011

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Mark Fairbanks
President
Foreside Fund Services, LLC

Date: August 8, 2011

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EXHIBIT INDEX

A.	Authorizations required pursuant to Rule 0-2(c)(l).

1.	FlexShares Trust

2.	Northern Trust Investments, Inc.

3.	Foreside Fund Services, LLC

B.	Verifications required pursuant to Rule 0-2(d).

1.	FlexShares Trust

2.	Northern Trust Investments, Inc.

3.	Foreside Fund Services, LLC

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EXHIBIT A-1

AUTHORIZATION

RULE 0-2(c)(l)

FLEXSHARES TRUST

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of FlexShares Trust, and further certify that set forth below is a true and complete copy of resolutions with respect to the preparation and filing of an application for an order of exemption with the Securities and Exchange Commission, duly adopted by the Board of Trustees of FlexShares Trust at a meeting held on July 14, 2011, and that those resolutions have not been amended or revoked, and remain in full force and effect on the date hereof:

RESOLVED, that the officers of FlexShares Trust (the “Trust”) be, and each of them hereby is, authorized and directed on behalf of the Trust and in its name: (1) to execute and cause to be filed with the SEC an amended and restated application (the “Application”) for an order of exemption under: (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; (ii) Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and (iii) Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act to create and operate actively managed series of the Trust that offer exchange-traded shares; and (2) to execute and cause to be filed with the SEC any and all amendments to such Application which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolution.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Peter K. Ewing, the Vice President of FlexShares Trust.

IN WITNESS WHEREOF, I have hereunto set my name as of the 8th day of August, 2011.

/s/ Craig R. Carberry

Craig R. Carberry
Secretary
FlexShares Trust

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EXHIBIT A-2

AUTHORIZATION

RULE 0-2(c)(l)

NORTHERN TRUST INVESTMENTS, INC.

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of Northern Trust Investments, Inc., an Illinois bank; and that in accordance with Rule 0-2(c) under the Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Northern Trust Investments, Inc. Peter K. Ewing is authorized to sign and file this document on behalf of Northern Trust Investments, Inc., pursuant to the general authority vested in him as Senior Vice President.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Peter K. Ewing, a duly elected and qualified Senior Vice President of Northern Trust Investments, Inc.

IN WITNESS WHEREOF, I have hereunto set my name as of the 8th day of August, 2011.

/s/ Craig R. Carberry

Craig R. Carberry
Secretary
Northern Trust Investments, Inc.

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EXHIBIT A-3

AUTHORIZATION

RULE 0-2(c)(l)

FORESIDE FUND SERVICES, LLC

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of Foreside Fund Services, LLC; and that in accordance with Rule 0-2(c) under the Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Foreside Fund Services, LLC. Mark Fairbanks is authorized to sign and file this document on behalf of Foreside Fund Services, LLC, pursuant to the general authority vested in him as President of Foreside Fund Services, LLC.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Mark Fairbanks, the President of Foreside Fund Services, LLC.

IN WITNESS WHEREOF, I have hereunto set my name as of the 8th day of August, 2011.

/s/ Jennifer E. Hoopes
Jennifer E. Hoopes
Secretary
Foreside Fund Services, LLC

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EXHIBIT B-1

VERIFICATION

RULE 0-2(d)

FLEXSHARES TRUST

VERIFICATION

The undersigned states that that he has duly executed the attached Application dated August 8, 2011 for and on behalf of FlexShares Trust thereof; that he is the Vice President of the foregoing Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Peter K. Ewing
Peter K. Ewing
Vice President
FlexShares Trust

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EXHIBIT B-2

VERIFICATION

RULE 0-2(d)

NORTHERN TRUST INVESTMENTS, INC.

VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 8, 2011 for and on behalf of Northern Trust Investments, Inc.; that he is Senior Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Peter K. Ewing
Peter K. Ewing
Senior Vice President
Northern Trust Investments, Inc.

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EXHIBIT B-3

VERIFICATION

RULE 0-2(d)

FORESIDE FUND SERVICES, LLC

VERIFICATION

The undersigned states that that he has duly executed the attached Application dated August 8, 2011 for and on behalf of Foreside Fund Services, LLC thereof; that he is the President of such Company; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark Fairbanks
Mark Fairbanks
President
Foreside Fund Services, LLC

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